Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

As used herein, and unless the context suggests otherwise, the terms “AirNet,” “Company,” “we,” “us” or “ours” refer to the combined business of AirNet Technology Inc., its subsidiaries and the consolidated affiliated entities that AirNet controls and consolidates through contractual arrangements. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on May 2, 2025 (the “2024 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2024 Form 20-F under “Item 1D. Risk Factors” or in other parts of the 2024 Form 20-F.

Recent Developments

We conducted the cryptocurrencies mining business operations by its Hong Kong subsidiary Blockchain Dynamics Limited. On March 19, 2024, we have resolved to dispose Blockchain Dynamics Limited together with its subsidiary. On January 1, 2025, we resumed our cryptocurrencies mining business, and the business was later conducted by our newly established Hong Kong subsidiary. The cryptocurrency mining business had already generated about $12.8 million mining revenue from January to June 2025 for us.

We, AirNet, along with our subsidiaries, operate through our variable interest entities (“VIEs”) and our VIEs’ subsidiaries (collectively the “Group”) to run our out-of-home advertising network, primarily air travel advertising network, in the People’s Republic of China (the “PRC”). We provided advertising time slots in the form of digital TV screens on airplanes, and media contents display in air travel. Collaborating with our partners, we served airline travelers with interactive entertainment and a coverage of breaking news and furnished corporate clients with advertisements tailored to the perceptions of the travelers. On June 11, 2025, we entered into certain purchase agreement with a third party, pursuant to which the third party agreed to purchase the legacy air travel media network business operations (the "Legacy Business") in exchange for nominal cash consideration of US$1 (the “Disposition”), which was being conducted through our wholly owned subsidiaries. The Disposition was completed on September 3, 2025.

Our Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this annual report. We do not believe our historical consolidated results of operations are indicative of our results of operations you may expect for any future period.

	Six Months Ended June 30,
	2024	2025	Change
	(in thousands of U.S. Dollars, except
	share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues	$—	$12,764	$12,764	100.0%
Cost of revenues	—	(12,703)	(12,703)	100.0%
Gross profit	—	61	61	100.0%
Operating expenses:
General and administrative	289	2,016	1,727	597.6%
Total operating expenses	289	2,016	1,727	597.6%
Loss from continuing operation	(289)	(1,955)	(1,666)	576.5%
Interest (expense) income, net	(47)	4	51	(108.5)%
Other expenses, net	(2)	—	2	(100.0)%
Total other (expenses) income, net	(49)	4	53	(108.2)%
Loss from continuing operations before income taxes	(338)	(1,951)	(1,613)	477.2%
Income tax expenses	—	5	5	100.0%
Net loss from continuing operation	(338)	(1,956)	(1,618)	478.7%
Net income (loss) from discontinued operations, net of income taxes	21,683	(39)	(21,722)	(100.2)%
Loss from disposal of discontinued operations, net of income taxes	(1,447)	—	(1,447)	(100.0)%
Net income (loss) from discontinued operations	20,236	(39)	(20,275)	(100.2)%
Net income (loss)	19,898	(1,995)	(21,893)	(110.0)%
Less: Net income attributable to noncontrolling interests	3	3	—	—
Net income (loss) attributable to AirNet Technology Inc.’s shareholders	$19,895	$(1,998)	$(21,893)	(110.0)%

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Net Revenues. Our net revenues for continuing operations increased by 100.0% from nil in the six months ended June 30, 2024 to $12.8 million in the same period of 2025. The increase was primarily due to the addition of cryptocurrencies mining operations in 2025.

Cost of Revenues. Our cost of revenues increased by 100.0% from nil in the six months ended June 30, 2024 to $12.7 million in the same period of 2025. The increase was primarily due to the addition of cryptocurrencies mining operations in 2025.

Operating Expenses. Our operating expenses increased by 597.6% from $0.3 million in the six months ended June 30, 2024 to $2.0 million in the same period of 2025.

●	General and Administrative Expenses. Our general and administrative expenses increased by 597.6% from $0.3 million in the six months ended June 30, 2024 to $2.0 million in the same period of 2025. The increase in our general and administrative expenses in 2025 was primarily due to an increase of $0.7 million professional services and an increase of salaries of $0.4 million.

Loss from continuing operations. We recorded a loss from continuing operations of $2.0 million in the six months ended June 30, 2025, as compared to a loss from continuing operations of $0.3 million in the same period of 2024, as a cumulative result of the above factors.

Other (expenses) income, net. We incurred $49,000 other expenses, net in the six months ended June 30, 2024 to $4,000 other income, net in the same period of 2025, primarily due to a decrease of $51,000 in interest expenses.

Income tax expenses. We incurred $5,000 income tax expenses in the six months ended June 30, 2025, compared to nil in income tax expenses in the same period of 2024.

Net loss from continuing operations. As a cumulative result of the above factors, we recorded a net loss from continuing operation of $2.0 million in the six months ended June 30, 2025, as compared to a net loss from continuing operation of $0.3 million in the same period of 2024.

Net loss from discontinued operations, net of income taxes. We resolved to dispose the Blockchain Dynamics Limited business in March 2024 and the Legacy Business in September 2025, and as a result, related results of operations were reclassified as discontinued operations. Net loss from discontinued operations, net of income taxes was $39,000 in the six months ended June 30, 2025, as compared to $21.7 million disposal income of the discontinued operations in the same period of 2024. In addition, we recognized $1.4 million loss from disposal of discontinued operations, net of income taxes for the Blockchain Dynamics Limited business in the six months ended June 30, 2024.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering.

We incurred loss from continuing operations of $0.3 million and $2.0 million for the six months ended June 30, 2024 and 2025, respectively. As of June 30, 2025, we had an accumulated deficit of $334.5 million and a working capital deficiency of $56.1 million. These conditions raise substantial doubt about our ability to continue as a going concern.

We intend to meet the cash requirements for the next 12 months from the date of this annual report through business restructuring plan and private placement. On August 27, 2025, we completed a private placement with certain investors and raised approximately $180.0 million gross proceeds. As a result, our management prepared the consolidated financial statements assuming our company will continue as a going concern. As described above, we have a significant working capital deficiency, have incurred significant losses and have generated negative cash flows from operations. We need to raise additional funds to meet our obligations and sustain our operations. These conditions raise substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are also described above. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We generally deposit our excess cash in interest-bearing bank accounts. Although we consolidate the results of the VIEs in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” Our principal uses of cash primarily include contractual concession fees and other investments and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We may also use additional cash to fund strategic acquisitions.

Cash Flow

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the six months ended June 30, 2024 and 2025:

	Six Months Ended June 30,
	2024	2025
	(in thousands of U.S. Dollars)
Net cash provided by (used in) operating activities	875	(6,446)
Net cash (used in) provided by investing activities	(205)	261
Net cash provided by financing activities	5,928	7,200
Effect of exchange rate changes	361	(918)
Net increase in cash, cash equivalents and restricted cash	6,959	97
Cash, cash equivalents and restricted cash at the beginning of the period	170	113
Cash, cash equivalents and restricted cash at the end of the period	7,129	210
Less: cash and cash equivalents of discontinued operations at end of period	(7,127)	76
Cash, cash equivalents and restricted cash of continuing operations at end of period	2	134

Operating Activities

Net cash used in operating activities was $6.4 million for the six months ended June 30, 2025. Net cash used in operating activities was primarily attributable to a net loss from continuing operations of approximately $2.0 million, an increase of other current assets of approximately $5.6 million and an increase in cryptocurrencies-mining assets of approximately $4.1 million Net cash used in operating activities was mainly offset by a net cash provided by discontinued operations of approximately $0.6 million, an increase of depreciation and amortization expenses of approximately $4.0 million and non-cash share-based compensation expense of approximately $0.3 million.

Net cash provided by operating activities was $0.9 million for the six months ended June 30, 2024. Net cash provided by operating activities was primarily attributable to net cash provided by discontinued operations of approximately $5.1 million. Net cash provided by operating activities was mainly offset by a net loss from continuing operations of approximately $0.3 million, and a decrease in accrued expenses and other current payables of approximately $4.2 million.

Investing Activities

Net cash provided by investing activities was $0.3 million for the six months ended June 30, 2025. Net cash provided by investing activities was mainly attributable to investing activities of approximately $0.3 million from discontinued operations.

Net cash used in investing activities was $0.2 million for the six months ended June 30, 2024. Net cash used in investing activities was mainly attributable to investing activities of approximately $0.2 million from discontinued operations.

Financing Activities

Net cash provided by financing activities amounted to $7.2 million for the six months ended June 30, 2025, mainly consisting of proceeds from issuance of ordinary shares through private offerings of $7.0 million and proceeds of borrowings from related parties of $0.2 million.

Net cash provided by financing activities amounted to $5.9 million for the six months ended June 30, 2024, mainly consisting of proceeds from issuance of ordinary shares through private offerings of $5.7 million and financing activities of $0.2 million from discontinued operations.

Capital Expenditures

Our capital expenditures were made primarily to purchase miners for our cryptocurrency mining business. For the six months ended June 30, 2025, we purchased miners at a total value of $6.3 million, and the full amount was settled in USDT.

Contractual Obligations

We had no contractual obligations or commercial commitments as of June 30, 2025.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Cautionary Statement Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. These forward-looking statements include statements about: The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements included in this report relate to, among others:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, results of operations and financial condition;

●	expected changes in our revenue, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	our projected markets and growth in markets;

●	our potential need for additional capital and the availability of such capital;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions in China and globally;

●	our use of the proceeds; and

●	assumptions underlying or related to any of the foregoing.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

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